FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                January 3rd, 2007


                                File no. 0-17630


                           Development Strategy Update



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Development Strategy Update


3 January 2007


CRH ANNOUNCES ADDITIONAL SECOND HALF 2006 ACQUISITION INITIATIVES OF EURO 400 MILLION BRINGING FULL YEAR ACQUISITION SPEND TO A
RECORD EURO 2.1 BILLION


CRH plc, the international building materials group, today announces 31 acquisition initiatives totalling euro 400 million undertaken during the second half of 2006.

These initiatives are in addition to the acquisition of a 50% stake in American Cement Company for a cash outlay of US$ 50 million (euro 39 million) announced on 1 August 2006 and the acquisition of Ashland Paving & Construction (APAC), announced on 21 August 2006, for US$ 1.3 billion (euro 1.0 billion). Taking into account subsequent selective disposals of non-core APAC asphalt and contracting activities for US$195 net of tax, announced on 12 December 2006, total net acquisition spend for the second half of 2006 amounted to approximately euro 1.3 billion.

This combined with a first half acquisition spend of euro 0.8 billion results in a record net acquisition spend of approximately euro 2.1 billion for 2006.

Commenting on these developments, Liam O'Mahony, CRH Chief Executive, said:

"Development momentum in 2006 has been very strong with a total 69 acquisitions concluded, including APAC, the largest single transaction completed by the Group. This record euro 2.1 billion acquisition spend will be an important factor in further driving growth across all CRH divisions."

The initiatives contained in this Development Strategy Update are as follows:

Europe Materials - 4 acquisitions and 1 joint venture investment for euro 47 million

Four bolt-on transactions were completed, further expanding existing operations in Ireland, eastern Europe and Portugal. In addition, the Division invested in bitumen storage facilities in Ireland.

Europe Products -  7 acquisitions for euro 121 million

The Concrete Products group completed CRH's first acquisition in Italy and acquired three other businesses in Germany, Belgium and France. The Building Products group expanded its construction accessories platform with the acquisition of an Irish business; entered a new niche sector by acquiring a leading Dutch roller shutter and awnings business; and purchased a fencing business in the UK.

Europe Distribution -  3 acquisitions for euro 18 million

Three acquisitions in the Netherlands, Switzerland and France added a total of four builders merchants outlets to our existing branch network in Europe.

Americas Materials - 7 acquisitions for euro 69 million

Four bolt-on acquisitions were completed by Americas Materials in the Central region and a further three acquisitions strengthened its operations in the West.

Americas Products - 5 acquisitions for euro 53 million

The Precast Group completed two acquisitions, one in Georgia and one in California. The Architectural Products Group also completed two acquisitions, in Iowa and North Carolina. The Glass Group acquired a leading Toronto-based manufacturer of curtain wall systems.

Americas Distribution - 4 acquisitions for euro 92 million

Three interior product acquisitions were completed by the Distribution Group; one in Texas and two in Florida. A roofing and siding distributor on the Hawaiian Islands was also acquired. These four transactions added 12 locations to the Distribution Group's existing branch network.

Contact at Dublin 404 1000  (+353 1 404 1000)
Liam O'Mahony                Chief Executive
Myles Lee                    Finance Director
Eimear O'Flynn               Head of Investor Relations
Maeve Carton                 Group Controller


Europe Materials: euro 47 million

The Europe Materials Division completed four acquisitions and a joint venture investment at a total cost of euro 47 million during the second half of 2006. Incremental annual sales arising from these transactions amount to euro 30 million.


Ireland

The Group's activities in Northern Ireland, operating under the Northstone brand, span a broad portfolio of products including readymixed concrete and associated products, building and engineering services, aggregates, asphalt and precast units. The acquisition in July of Salmor, a leading manufacturer of frames, covers and other accessories for the underground cable and water supply infrastructure network, represents an opportunity for Northstone to expand into other related markets in Ireland and the United Kingdom. Salmor has annual sales of euro 12 million and operates from a single facility in Lurgan, Co. Armagh.

In December, a newly-formed joint venture in which CRH and Colas Teoranta each have a 50% share acquired bitumen storage terminals in Dublin and Belfast ports.
 CRH is a major consumer of bitumen for its blacktop operations in Ireland. These strategically located storage facilities will allow the group to enter into longer-term supply agreements and they also provide the opportunity to utilise storage capacity to take advantage of low season bitumen price discounts.


Poland

In July, the Division acquired three concrete paving plants in Poland, from Jadar. These paving assets, which are located in Warsaw, Kielce and Rzeszow and generate annual sales of euro 13 million, expand and complement CRH's existing paving operations in Poland.


Ukraine

The acquisition of Bekhovsky, an aggregates producer located in Ukraine's Zhytomer region, 140 kilometres northwest of Kiev, was completed in August and complements the acquisition in February of the Popeliansky quarry. With annual sales of euro 4 million, Bekhovsky facilitates further expansion into the Kiev aggregates market.


Portugal

In September, CRH's joint venture Secil, in which the Group has a 49% stake, acquired the remaining 50% of Ecorresiduos, a slag grinding plant located in the Lisbon area. Secil intends to develop this company, which has annual sales of euro 1 million, into a slag and fly-ash trading company.


Europe Products : euro 121 million

Europe Products completed seven acquisitions at a total cost of euro 121 million in the second half of the year. The annual incremental sales arising from these transactions amount to euro 130 million.


Concrete Products

In July, the Concrete Products group acquired Rhebau, a manufacturer of water treatment and sewerage products based in North Rhine-Westphalia in Germany with annual sales of euro 10 million. Located close to the Dutch and Belgian borders, Rhebau will form part of the group's Architectural Products Benelux operation and provides an excellent fit with its water treatment activities which are set to benefit from increasing water conservation regulations across Europe.

July also saw the purchase of Oeterbeton, a precast concrete manufacturer based in Belgium. This acquisition, with annual sales of euro 25 million and three state-of-the-art production facilities, strengthens the group's position in the Benelux flooring and hollow wall market and extends the current product offering to encompass pre-stressed shuttering slabs.

In August, the group acquired Chapron Leroy, a utility products manufacturer producing rainwater boxes, fences and other niche products and generating euro 6 million in annual sales from a single location in the northwest of France.

CRH's entry into Italy was marked in October with the acquisition of Record, a leading concrete landscaping manufacturer in the Lombardy and Piedmont region with annual sales of euro 23 million. Based in the economically strong north of the country and operating from three locations, Record provides an excellent base in Italy as well as offering possibilities for best practice and benchmarking with existing Concrete Products operations in Europe.


Building Products

The acquisition in July of Construction Accessories Ltd. (CAL), an Irish distributor of metal and plastic construction accessories, further develops and grows the group's Construction Accessories platform. With annual sales of euro 8 million, CAL operates from a single location near Dublin and sells throughout the Republic of Ireland.

In August, the Building Products group acquired AVZ, a leading developer, assembler and distributor of roller shutter and awning systems in the Netherlands. With annual sales of euro 54 million, the transaction represents an important first step in building a Europe-wide presence in this niche sector, which has close strategic links with the Group's existing Daylight & Ventilation and Fencing & Security activities.

The purchase in September of Tangorail, the UK market leader in non-welded railing systems, further advances the Fencing & Security group's strategy to be a leading player in outdoor security solutions for the non-residential market. With annual sales of euro 4 million, the company operates from a single production facility in Walsall (UK Midlands).


Europe Distribution: euro 18 million

Europe Distribution completed three transactions during the second half of 2006 in the Netherlands, Switzerland and France adding a total of 4 builders merchants branches to its existing network with annual incremental sales of euro 49 million.

In July, Kachelhuus a single-branch builders merchant in Ede in the east of the Netherlands with annual sales of euro 6 million was acquired.

The acquisition, also in July, of BMH Hagendorf AG and Dennler AG added a further two branches to our network of builders merchants in German-speaking Switzerland. With combined annual sales of euro 35 million, these two branches offer opportunities for internal efficiencies and synergies.

In August, the Distribution group acquired Etrechy Materiaux, a single-branch builders merchant located in the Ile-de-France region. With annual sales of euro 8 million, Etrechy represents an excellent geographical fit with the group's existing operations in Ile-de-France.


Americas Materials: euro 69 million

The Americas Materials Division completed seven bolt-on acquisitions in the second half of 2006 at a combined cost of US$ 87 million (euro 69 million). The annual incremental sales arising from these transactions amount to US$ 55 million.


Central

Four acquisitions were completed in the Central region contributing annual sales of US$ 18 million.

In August, the Shelly group concluded two small transactions in the Columbus region of Ohio. Certain assets of Baird Concrete Products, a readymixed concrete producer and block manufacturer located in Coshocton, together with certain assets of Tri-Son Concrete, a readymixed producer located in Zanesville (both locations within 60 miles of Columbus, Ohio), were acquired. With combined annual sales of US$ 5 million, these acquisitions provide additional cost synergies and further readymixed concrete market penetration for Shelly's existing business in the area.

Early in 2006, an Industrial Minerals group was established within the Central region as part of Americas Materials' strategy to exploit the value of existing high-calcium limestone and dolomitic reserves with a focus on expansion in the industrial mineral sector both organically and through acquisition. In October, two acquisitions were completed by this new group. Fletcher Limestone, operating from one location in North Carolina, focuses on the mining, crushing and screening of various stone sizes for the local aggregates and decorative stone market as well as the processing of white stone in various sizes for a range of industrial applications including paints, plastics and vinyl. From its Georgia limestone crushing facility, H&S Whiting supplies calcium carbonate to a
variety of industries including carpet, asphalt roofing and animal feed.   With
combined annual sales of US$ 13 million, both acquisitions provide additional fine-grinding capacity for white products in existing CRH markets whilst also offering increased geographic coverage.


West

Three bolt-on acquisitions in the West region strengthen and complement existing activities and provide incremental annual sales of US$ 37 million to this regional grouping.

In September, a 110-acre site was acquired from Gosney & Sons, an aggregates and construction business in Bayfield, Colorado. With access to 3.7 million tons of aggregates reserves and annual sales of US$ 3 million, the acquisition secures the reserves requirements of the existing Four Corners materials business in the south-western Colorado and north-western New Mexico markets.

Summit Stone and Consolidated Concrete, located in Boise, Idaho and acquired in October, supplies aggregates and produces readymixed concrete with a primary focus on the commercial sector. With US$ 18 million in annual sales, the transaction expands Americas Materials' existing presence in Idaho. October also saw the acquisition of Egge Sand & Gravel, a vertically integrated aggregates, asphalt and construction company based in Eugene, Oregon. With annual sales of US$ 16 million, this acquisition represents a significant addition to recently-acquired businesses in the region as well as providing purchasing benefits.


Americas Products: euro 53 million

Five acquisitions were completed in the second half of 2006 at a combined cost of US$ 68 million (euro 53 million) yielding annual incremental sales of US$ 88 million.


Precast Group

McArthur Concrete Products, a precast drainage and manhole products manufacturer with annual sales of US$9 million, was acquired in August. The company operates from a single location in Acworth, Georgia and primarily serves utilities and contractors for underground applications. Its location northwest of Atlanta complements our existing precast business in the Atlanta area. In December, the group acquired BES Concrete Products, a meter box manufacturer with annual sales of US$ 9 million. The company manufactures from a single location in Tracy, California and its primary customers are electrical distributors in the Northern and Central valley regions of California. BES's location and product-mix complement our existing meter box business in Madera, California which primarily sells to waterworks distributors in the same regions.


Architectural Products Group (APG)

In July, APG acquired the assets of Rhino Block & Materials, a masonry manufacturing and distribution company operating from a single block plant located in West Des Moines, Iowa. Rhino adds annual sales of US$ 13 million and a well-run facility to APG's existing operations in the Midwest and provides a
platform from which to grow the Belgard hardscapes business in Iowa.   In
August, the group acquired certain assets of W.P. Rose Supply, a distributor of block, brick and other construction supplies serving eastern North Carolina, adding annual sales of US$ 7 million and an established, centrally-located warehouse and sales yard to APG in the region.


Glass Group

In August, the Glass Group acquired Antamex, a leading Toronto-based manufacturer of high-performance curtain wall systems and architectural panels for commercial, institutional and multi-storey condominium construction. Annual sales amount to approximately US$ 50 million. Operating from three manufacturing facilities in Canada and with offices in Canada and London, Antamex is an excellent strategic fit for the Glass Group, combining high-performance curtain wall and architectural panel capabilities with the Glass Group's existing product breadth.


Americas Distribution: euro 92 million

Four acquisitions were completed by the Americas Distribution group (Allied Building Products) in the second half of 2006 at a combined cost of US$ 118 million (euro 92 million) yielding annual incremental sales of US$ 216 million and enlarging Allied's network by 12 branches.

Three of the acquisitions, all completed in October, distribute interior products. Builders Gypsum Supply, with five branches and annual sales of US$ 145 million, is one of the largest distributors of interior products in Texas. This acquisition is Allied's first in Texas; the combination of positive market conditions and population growth trends in the region will give Allied a good
base from which to grow the business.   Lakehill Ventures is a two-branch
interior products distributor based in western central Florida with annual sales
of US$ 16 million.   All-Star Building Supplies, a single-branch distributor of stucco, lath and plastic trim based in southern Florida, has annual sales of US$ 6 million. All-Star's products are used for exterior cladding applications and the business is being merged with Allied's existing interior products businesses in the area.

RRS, Inc., acquired in November, is the largest roofing and siding distributor on the Hawaiian Islands. With four branches and annual sales of US$ 49 million, RRS is Allied's first roofing and siding acquisition in Hawaii.


*   *   *   *   *

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland
TELEPHONE +353.1.4041000  FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com  Registered Office,
42 Fitzwilliam Square, Dublin 2, Ireland



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)




Date:  3 January 2007


                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director